EXHIBIT 99.1

On August 25, 2010, B Communications Ltd. (the “Company”) received notice from Ms. Hana Rado, an outside director within the meaning of the Israeli Companies Law, that she is resigning from such office, effective immediately, in order to avoid a possible conflict of interest in the context of her role as an outside director.  Ms. Rado has served as an outside director of the Company since January 2008.  The Company thanks Ms. Rado for her dedication and contributions to the Company during her service as an outside director.

In accordance with the Israeli Companies Law, the Company will convene a general meeting of shareholders as soon as possible, the agenda for which will include a proposal for the election of a new outside director.